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                             March 27, 2023

       Andrew Paradise
       Chief Executive Officer and Chairman
       Skillz Inc.
       PO Box 445
       San Francisco, CA 94104

                                                        Re: Skillz Inc.
                                                            Form 10-K for the
Year Ended December 31, 2021
                                                            Filed March 1, 2022
                                                            Form 10-Q for the
Quarterly Period Ended September 30, 2022
                                                            Filed November 7,
2022
                                                            File No. 001-39243

       Dear Andrew Paradise:

              We have reviewed your March 15, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       March 1, 2023 letter.

       Form 10-K for the Year Ended December 31, 2021

       Consolidated Financial Statements
       Note 2. Summary of Significant Accounting Policies, Revenue Recognition, page 65

   1. We note your response to prior comment 2. As it relates to the illustrative example in which both players use
Bonus Cash to enter a competition, please clarify your
                                                        statement that the
revenue shared by Skillz and the game developer is earned from the
                                                        Entry Fees from the
losing player less the Prizes awarded to the winning player.
                                                        Reconcile this with
your statement and disclosures that the developer's revenue share is based on net cash
deposits received from end users and end-user incentives are not paid for by game developers.
Explain to us how this illustrative example would impact the
 Andrew Paradise
Skillz Inc.
March 27, 2023
Page 2
      developer revenue share formula, such as the formula you provided in your October 13,
      2020 response to comment 28.
Form 10-Q for the Quarterly Period Ended September 30, 2022
Our Financial Model, page 31

2. In your response to prior comment 4 you state that you can track the amount of Bonus
      Cash in "prior winnings" and that the remainder of the prior winnings represents Cash, which includes cash from cash deposits and Bonus Cash won from another user that has
      become    real cash.    Please explain how you determine the amount of
cash included in
      "prior winnings" or clarify whether you back into both the amount of cash deposits and
      Bonus Cash won from another user that has become real cash in determining the amount of "cash" included in prior winnings. In addition, describe how you track cash, including new deposits, cash paid entries returned to a winning player, and the cash prize in excess of the paid entry fee, for determining the amount of the player liability account.
3.    In your February 10, 2023 response to comment 3 you define the "cash deposits"
      component of GMV as "currency deposits into the end-user   s Skillz
account during the
      respective period." Please describe in detail how cash from cash deposits included in prior winnings differs from the cash deposits component of GMV. To the extent that the the cash deposits component of GMV in the table provided in your response does not represent the total amount of new cash deposits made during the period, regardless of whether a player wins or loses a competition, please revise your disclosure to clarify as such.
        You may contact Joyce Sweeney, Senior Staff Accountant, at (202) 551-3499 or
Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding these comments.



                                                           Sincerely,
FirstName LastNameAndrew Paradise
                                                           Division of
Corporation Finance
Comapany NameSkillz Inc.
                                                           Office of Technology
March 27, 2023 Page 2
cc:       Steven J. Gavin, Esq.
FirstName LastName